Exhibit 99.1

Code of Ethics and Business Conduct

Approved by the Board of Directors

of Repsol, S.A. on July 27, 2016

Table of Contents

Our Code — Purpose and Overview

•                  Our Commitment to Ethics and Compliance

•                  How to Use this Code

•                  Who Must Follow this Code

•                  Responsibilities of Personnel

•                  Additional Responsibilities of Leaders

•                  Making the Right Choice — Guidelines for Ethical Decision Making

•                  Asking Questions and Raising Concerns

•                  Non-Retaliation

•                  Investigations and Inquiries

•                  Accountability and Discipline

Our Responsibilities to One Another

•                  Health and Safety at Work

•                  Harassment-Free Workplace

•                  Fair Treatment and Equal Opportunity

•                  Personal Information

Our Responsibilities to Our Customers and Business Partners

•                  Fair Dealing and Supplier and Business Relations

•                  Conflicts of Interest

•                  Friends and Relatives

•                  Corporate Opportunities

•                  Outside Employment

•                  Gifts and Entertainment

•                  Gifts and Entertainment — Public and Government Officials

Our Responsibilities to Protect Information and Assets

•                  Protecting Our Assets and Property

•                  Sensitive Information and Intellectual Property

•                  Creating and Managing Our Business Records

Our Responsibilities in the Marketplace

•                  Antitrust and Fair Competition

•                  Insider Dealing

•                  Communicating with the Public and Media

Our Responsibilities as Corporate Citizens

•                  Human Rights

•                  Community Relations

•                  Environmental Stewardship

•                  Political Activities and Contributions

•                  Lobbying

•                  Anti-Bribery and Corruption

•                  Global Trade

•                  Anti-Money laundering

Waivers

Our Values

Integrity: We look after the welfare of individuals, the Company and the environment in which we operate and we act in accordance with the commitments that we make.

Responsibility: We meet our challenges by considering the overall impact of our decisions and actions on people, the environment and the planet.

Transparency: We work under the principle that all our actions are reported in a truthful, clear and verifiable manner. We understand that knowledge is a Company’s asset which we share to create value.

Flexibility: Through effective listening, we are able to achieve our goals in a balanced and sustainable manner.

Innovation: We believe that the key to our competitiveness and development resides in our ability to generate new ideas and put them into practice, in a spirit of cooperation and continuous collective learning.

These values constitute the frame of reference which must guide the basic conduct of all Repsol personnel as they meet the responsibilities of the workplace in accordance with the principles of loyalty to the Company, good faith, integrity and respect for the law and ethical practices.

Our Code — Purpose and Overview

Our Commitment to Ethics and Compliance

At Repsol, ethical behavior is inseparable from integrity and good judgment. Ethical behavior is more than just compliance with the law.

We all have a responsibility to honor not just the letter of existing laws, but the spirit that underlies them by basing our decisions on legal and internal and external regulatory rules and our Values. To help us understand our responsibilities and make good decisions, we have developed this Code of Ethics and Business Conduct (“Code”) that defines Repsol’s standards and expectations as they relate to ethical business and personal conduct.

The Code is applicable to Repsol, S.A. and all its subsidiaries and affiliates (“Repsol” or “Company”).

We operate in many countries around the world and the complexity of local laws and customs may require additional guidance that is more specific than what is provided in our Code. Whenever there is a difference between local requirements and this Code, apply the strictest standard, and do not follow customs or apply practices that would violate this Code or our Values. In all instances, if you have questions be sure to speak up using any of the resources listed in this Code.

How to Use this Code

As it’s impossible to anticipate every question or situation, this Code aims to provide minimum conduct guidelines to orientate our business and personal behavior. In addition to our Code, Repsol also has other resources that provide more information on expectations related to specific areas referenced in our Code. These additional resources are listed in the additional information section that will accompany this Code. As always, the Company relies on you to use good judgment and to seek help when you need it.

Who Must Follow this Code

Our Code applies to all directors, officers, executives and temporary and permanent employees of Repsol, collectively referred to as “personnel”.

Business partners, including non-operated joint ventures, contractors, suppliers and other third parties are an extension of Repsol, and for this reason they should act consistently with the Code, as well as any applicable contractual provisions, when working on our behalf or in collaboration with us. These business partners are also encouraged to develop and implement ethics programs that are consistent with our standards.

We will take appropriate measures where we believe our business partners have not met our expectations or their contractual obligations.

Responsibilities of Personnel

Each of us must take responsibility for acting with integrity, even when this means making difficult choices. Meeting our responsibilities is what enables us to succeed and grow, today — and in the future.

•                  Act in a professional, safe and ethical manner that is consistent with our standards.

•                  Be familiar with and abide by the information contained in this Code, as well as applicable laws and policies. Pay particular attention to the policies that relate to your job responsibilities.

•                  Promptly report concerns about actions that may be inconsistent with laws, regulations, our policies or this Code.

•                  Fully cooperate with investigations and audits.

•                  Help our business partners to understand the practical applications of our Code.

•                  Remember: pressure or demands due to business conditions are never an excuse for operating outside of the law or behaving in a way that is not consistent with our standards.

Additional Responsibilities of Leaders

Personnel who have been given the task of managing and directing work teams have additional responsibilities:

•                  Ensure that the personnel that report to you are given the opportunity to become familiar with and comply with the requirements of this Code and applicable policies.

•                  Lead by example: be a role model.

•                  Support co-workers when they ask questions and raise concerns:

•                  Create an environment where individuals feel comfortable speaking up.

•                  Listen and respond to concerns when they are raised.

•                  Make sure that no one who speaks up suffers retaliation.

•                  Ensure that you address appropriately any breach or suspected breach of the Code that has been brought to your attention.

•                  Be a resource for others. Be proactive. Look for opportunities to discuss our Code and how it applies to business decisions.

Making the Right Choice — Guidelines for Ethical Decision Making

Making the right decision is not always easy. There will be times when you’ll be under pressure or unsure of what to do. When faced with a tough decision, it may help to ask these questions:

•                 Is it legal?

•                 Does it meet the high expectations reflected in our Code?

•                 Is it consistent with our policies?

•                 Is it aligned with our Values?

•                 Would you still be comfortable with the decision if it appeared in the media?

If the answer to any of these questions is “No”, then stop and ask for guidance from your direct supervisor.

Always remember when you have a tough business decision to make, you’re not alone. Your co-workers and leaders are available to help, and you have other resources to turn to including our Values and policies.

Asking Questions and Raising Concerns

If you see or suspect any illegal or unethical behavior, you must report it immediately.

If you have a question, need help or want to raise a concern it is always best to discuss the matter with your direct supervisor, but if that is not possible, creates a conflict or you would rather talk to someone else, you may talk with any other supervisor or member of management. If you prefer, at any time you can contact the Repsol Ethics and Compliance Channel.

The Repsol Ethics and Compliance Channel is a confidential way to get answers to your questions and to raise concerns. It is administrated by an independent company and it is available 24 hours a day, 7 days a week by phone or online at www.ethicscompliancechannel.repsol.com.

Every time we ask a question or raise a concern, we create an opportunity to improve. When we take action and report questionable conduct, we are protecting ourselves as well as the Company’s reputation. Remember, an issue cannot be addressed unless it is brought to someone’s attention.

Non-Retaliation

Each of us plays a critical role in safeguarding the integrity of Repsol. You are required to immediately report issues that could conflict with our Code, policies or laws and regulations.

Personnel can report possible concerns in confidence and without fear of retaliation. We will not tolerate any retaliation against anyone who in good faith asks questions, makes a report of actions that may be inconsistent with our Code, policies, laws or regulations, or who assists in an investigation of suspected wrongdoing.

Reporting “in good faith” means making a genuine attempt to provide honest, complete, and accurate information, even if it later proves to be unsubstantiated or mistaken. A report that is found to have been made in bad faith may, however, result in disciplinary consequences.

Investigations and Inquiries

All personnel must fully cooperate with internal and external audits, investigations, and inquiries that are conducted by the Company.

In addition, in the course of business you may receive inquiries or requests for information from government officials or regulatory agencies. If you learn of a potential government investigation or inquiry, immediately notify your direct supervisor and Legal, prior to taking or promising any action. You are expected to fully cooperate and ensure that any information you provide is true, clear and complete.

With respect to all audits, investigations, and inquiries, you must NOT:

•                 Destroy, alter, or conceal any document in anticipation of or in response to a request for these documents.

•                 Provide or attempt to influence others to provide incomplete, false, or misleading statements to a company or government investigator.

•                 Conduct an investigation yourself; appropriate resources will be assigned to conduct the investigation.

Accountability and Discipline

Individuals who act contrary to our Code, our policies, laws or regulations may be subject to discipline, which could include termination as well as possible legal proceedings and penalties.

Others involved in the wrongdoing may also be subject to discipline. This includes those who fail to use reasonable care to detect a violation, persons who refuse to divulge information which may be material to an investigation, as well as supervisors who approve, condone, “look the other way,” or attempt to retaliate.

Violations of this Code are analyzed on a case-by-case basis and will be addressed in accordance with all applicable internal procedures, union or collective agreements and legal requirements.

Our Responsibilities to One Another

Health and Safety at Work

Repsol is committed to providing a safe and healthy work environment for personnel and others who visit or work at our facilities and job sites. Fulfilling our commitment to health and safety is everyone’s job.

When it comes to health and safety, as a Company and individually we must always demonstrate visible leadership, care, and concern for one another. In all of the Company’s processes and assets safety should be the first aspect considered in any decision made.

Make sure you:

•                  Integrate health and safety in all activities and in all phases of the business lifecycle in the execution of your job.

•                  Understand your responsibilities to comply with the applicable standards of health and safety.

•                  Always wear required safety equipment and never tamper with safety equipment or systems.

•                  Participate in all required health and safety training.

•                  Only undertake work that you are qualified to perform.

•                  Stop work if you consider it unsafe and report it immediately to your direct supervisor.

•                  Never work while impaired by, for example, a lack of sleep, alcohol, or any drugs - including prescription or over-the-counter medication.

•                  Report any accident, injury, illness, or unsafe condition immediately. Never assume that someone else has reported a risk or incident.

•                  Know, understand and comply with the operational procedures that apply to your work, ensuring that risks are assessed and that the appropriated measures to prevent them are applied in advance.

•                  Know the emergency procedures that apply where you work.

•                  Report all concerns regarding health and safety immediately to your direct supervisor and your local HSE personnel.

Watch out for:

•                  Any unsafe working conditions.

Harassment-Free Workplace

We all have the right to work in an environment that is free from intimidation, harassment and abuse.

Uninvited and unwelcome conduct by any personnel that harasses another, disrupts another’s work performance, or creates an intimidating, offensive, abusive, or hostile work environment will not be tolerated. This includes, bullying, abuse of authority, excessive use of profanity or any other form of aggression or hostility that creates a climate of intimidation.

One form of harassment is sexual harassment, which in general occurs when:

•                  Unwelcome actions are made a condition of employment or used as the basis for employment decisions such as a request for a date, a sexual favor, or other similar conduct of a sexual nature.

•                  An intimidating, offensive, or hostile work environment is created by an unwelcome sexual advance, an insulting joke, or other offensive verbal or physical behavior of a sexual nature.

Make sure you:

•                  Help each other by speaking up when a co-worker’s conduct makes you or others uncomfortable.

•                  Never tolerate intimidation or harassment of any kind.

•                  Do not use Repsol’s information systems to visit inappropriate internet sites or share inappropriate materials.

•                  Report all incidents of intimidation and harassment.

Watch out for:

•                  Use of profanity, referring to others using derogatory names or remarks or verbal abuse.

•                  Comments, jokes or materials, including emails, which others might consider offensive.

•                  Bullying, threats or abuse of authority.

•                  Unwelcome remarks, gestures or physical contact.

•                  The display of sexually explicit or offensive pictures or other materials that demean others.

We do not tolerate harassment of any kind, including the following:

•                  Acting aggressively in a manner that causes someone else to fear injury to themselves or their property.

•                  Threatening remarks, obscene phone calls, stalking or any other form of harassment.

•                  Causing or threatening physical injury to another.

•                  Intentionally damaging someone else’s property.

Fair Treatment and Equal Opportunity

Repsol brings together employees with a wide variety of backgrounds, skills and cultures. Combining such a wealth of talent and resources creates the diverse and dynamic teams that consistently drive our success.

Each of us is entitled to respect, and should be judged on the basis of merit, qualifications, and performance. We prohibit discrimination based on race, ethnic, religion, political affiliation, trade union status, nationality, language, gender, marital status, social condition, age, disability, sexual orientation or any other protected ground as established by local law.

Make sure you:

•                  Treat others respectfully and professionally.

•                  Do not discriminate against others on the basis of any characteristic protected by law or Company policy.

•                  Learn about local behavior and customs that may differ from those you are used to, be sensitive to differences and be prepared to adapt your behavior accordingly when traveling or working in another office or country.

Watch out for:

•                  Inappropriate bias based on characteristics protected by law or the Company policies.

Diversity and Inclusion

We value the unique contribution that each person brings to Repsol. Cooperation and teamwork are central to how we work, and we believe the best solutions are those that draw on diverse ideas and perspectives.

That is why we value each and every employee as an important contributor to our success and aim to create an environment where personnel are given the opportunity to perform at their best. We accomplish this by:

•                  Creating an environment where colleagues can contribute, develop and fully utilize their talents.

•                  Keeping an open mind to new ideas, various cultures and customs and different points of view.

Personal Information

Laws protecting personal information and how it may be collected, shared and used have become more common in recent years. While protecting this information may now be a legal requirement with which Repsol complies, for us, privacy has always been a matter of trust.

Make sure you:

•                  Learn about the types of information which are given heightened protection by the law or our internal policies, and protect that information through appropriate means. This includes, among others, medical or financial information, government issued ID numbers, home addresses or marital status.

•                  Protect the confidentiality of personally identifiable information of current and former co-workers, as well as job applicants and stakeholders.

•                  Don’t access, discuss or share employee personal information within the Company or outside the Company unless (1) you are authorized to do so by virtue of your job duties; (2) there is a legitimate business need to do so, and (3) doing so does not violate the law.

•                  Consult Legal if law enforcement, regulatory authorities or any other person outside the Company requests employee information.

Watch out for:

•                  The loss of control of personally identifiable information, for example when emailing personal employee data.

•                  Sharing an employee’s personal information without first obtaining consent to do so.

Our Responsibilities to Our Customers and Business Partners

Fair Dealing and Supplier and Business Relations

We strive to be fair and honest with our customers, suppliers, business partners and others. We work to understand and meet their needs, while always remaining true to our high standards.

Always tell the truth about our services and capabilities and never make promises we can’t keep. Do not take unfair advantage through manipulation, concealment, abuse of privileged or confidential information, misrepresentation, fraudulent behavior, or any other unfair practice. In short, always apply the same ethical principles, of respect and teamwork, as if the partners were fellow employees.

Supplier and Business Relations

Our suppliers and business partners are essential to our ability to do business and meet our high standards and expectations - that is why we choose them carefully, perform, as appropriate, due diligence on financial and non-financial aspects such as HSE, Human Rights or Anti-Corruption, among others, and use an objective and impartial selection process. All personnel should follow these principles:

•                  Avoid all conflicts of interest and favoritism in supplier and business relations.

•                  Follow policies and standards when selecting suppliers and business partners.

•                  Help suppliers and business partners understand our expectations and act in a way that is consistent with our standards and applicable policies.

•                  Report any suspicions that a supplier or a business partner may not be meeting our standards or their contractual obligations.

•                  Cooperate with all audits and investigations involving our suppliers or business partners.

•                  Encourage suppliers to become familiar with and abide by the Suppliers Ethics and Conduct Code.

Make sure you:

•                  Treat others fairly and honestly.

•                  Be responsive to all reasonable requests from our customers, suppliers and business partners, but never follow a request to do something that you regard as unlawful or contrary to our standards.

•                  Promise what you can deliver and deliver on what you promise.

Watch out for:

•                  Pressure from others to avoid rules and regulations.

•                  Temptations to tell people what you think they want to hear, rather than the truth.

Conflicts of Interest

A conflict of interest can happen when we have a competing interest that interferes or could be perceived to interfere with our ability to make an objective business decision. Each of us is expected to use good judgment and avoid situations that can lead to even the appearance of a conflict - which can undermine the trust others place in us and damage our reputation.

Conflicts of interest are not always clear. If you have a question, make a written inquiry to your direct supervisor or Legal. This will allow the Company to properly evaluate, monitor and manage the situation.

When faced with a potential conflict of interest, follow these principles:

Communication - Inform your direct supervisor in writing about the conflict as soon as you are aware of it. This will allow time for a review of the situation and proactive steps can be taken to minimize the possible conflict.

Abstention - Refrain from intervening or influencing, directly or indirectly, any decisions that could affect the parties with which you are involved in a possible conflict. For example, you may need to refrain from participating in certain meetings or accessing confidential information related to the potential conflict.

Independence - Act at all times with professionalism, with loyalty to the Company and its shareholders and independent of your own or third party interests. Do not give priority to your own or third party interests at the expense of those of Repsol.

Friends and Relatives

Since it is impossible to anticipate all situations involving relatives and close friends that may create a potential conflict, as far as possible, potential conflicts should be identified in advance and reported to your direct supervisor or Legal so that the Company can determine if any precautions need to be taken.

Conflicts of interest can include, but are not limited to, situations where one employee has the influence over a friend or relative in these ways:

•                  Hiring, compensation or disciplinary decisions;

•                  Awarding or renewal of contracts or influence over the terms;

•                  Financial or accounting situations where one relative is reviewing the work of another or processing payments approved by another.

Corporate Opportunities

If you learn about a business opportunity because of your position at work, it belongs to the Company first. Personnel may not take for themselves, or direct to any family member or friend, opportunities that are discovered on the job.

Outside Activity

Repsol does not prohibit personnel from engaging in certain types of outside activity, but if these activities constitute a potential conflict of interest (which may include working for a competitor, supplier or partner) or may affect your job performance. you must immediately disclose them to your direct supervisor.

Make sure you:

•                  Avoid conflict of interest situations whenever possible.

•                  Always make business decisions in the best interest of the Company.

•                  Disclose any relationship, outside activity or financial interest that may present a possible conflict of interest or the appearance of a conflict. Make your disclosures in writing to your direct supervisor and copy Legal.

•                  Think ahead and proactively address situations that may put your interests or those of a family member in potential conflict with the Company.

Watch out for:

•                  Situations that may appear to give rise to a conflict between your personal interests and those of the Company.

•                  Actions of others that may create a conflict of interest and report these to your direct supervisor.

•                  Use of Company resources for individual gain or to pursue another business.

•                  Situations that are not in direct conflict of interest but can be perceived by others this way.

Gifts and Entertainment

In the right circumstances, a modest gift may be a thoughtful “thank you,” or a meal may be an appropriate setting for a business discussion which strengthens a professional relationship. However, if not handled carefully, the exchange of gifts and entertainment can create or appear to create a conflict of interest, especially if it happens frequently or if the value is large enough that someone could reasonably think it is influencing a business decision.

When it comes to gifts and entertainment, personnel must not accept or offer gifts, entertainment and other courtesies that could affect their (or the person’s to whom the gift or entertainment is offered) objectiveness or influence them in a commercial, professional or administrative relationship.

Gifts and Entertainment — Think Before You Act

Gifts and entertainment come in all different forms: fruit baskets, dinners, tickets to sporting events, to name just a few examples. Before accepting or offering gifts or entertainment, think about the situation — Does it conform to our policies and guidelines? Does it comply with the recipient’s corporate policies as well as ours? Does the action legitimately support Repsol’s interest? Is the amount reasonable and customary? Would it embarrass you or the Company if it appeared in the media?

Make sure you:

•                  Only provide and accept gifts and entertainment that are reasonable and customary for the business relationship.

•                  Do not request, solicit personal gifts, favors, entertainment or services. Accepting or offering gifts of money or money equivalents (i.e., gift cards) is never allowed.

Watch out for:

•                  Excessive hospitality, loans (excluding loans from financial institutions at prevailing market rates) or other special treatment from any customer, supplier or competitor.

•                  Situations that could embarrass you or the Company.

•                  Business partners that appear to be privately held but are actually considered governmental entities.

•                  Third parties or agents who are thought to be valuable primarily for their personal ties rather than for the services they are to perform, or who request compensation out of proportion to their services.

If you are uncertain whether a gift you have been offered or plan to give is appropriate, contact your direct supervisor or the Chief Compliance Officer for assistance.

Gifts and Entertainment — Public and Government Officials

Extra care and caution needs to be taken when dealing with governments, governmental agencies, political parties, public international organizations and their officials. No gifts, entertainment or other benefits that could be considered as influencing any business decision or to obtain improper advantage can be offered directly or indirectly to public and government officials.

Any request made to you or to another employee for an improper payment, or any action taken or threatened by a public or government official with the intent of obtaining an improper payment should be reported immediately to the Chief Compliance Officer.

Key definitions - Public or Government Officials

A government official is anyone who performs duties or functions for a domestic or foreign country or international organization. It can include:

•                  Anyone acting in an official capacity.

•                  Anyone under a delegation of authority from the government to carry out government responsibilities.

•                  Personnel at companies that have government ownership or control, such as national oil companies, regardless of whether the government in question has majority ownership or control.

Our Responsibilities to Protect Information and Assets

Protecting Our Assets and Property

Personnel are responsible for the proper use of Repsol’s assets, protecting them from waste, abuse, sabotage or loss. Company assets include in particular Repsol’s corporate image and reputation as well as information, vehicles, tools, materials, supplies, intellectual property, computer systems, software, hardware and facilities.

Personnel are expected to take the greatest care in preserving the reputation of the Company in all their actions. They shall likewise monitor the respect and proper use of the corporate image by our business partners.

Likewise, personnel are expected to work efficiently during working hours and make the best use of the time and resources provided.

Limited, personal use of Company assets — including assigned vehicles and electronic media such as phones and email - is permitted provided that such use is consistent with applicable policies and laws. Such use should be kept to a minimum and have no adverse effect on productivity and the work environment.

Make sure you:

•                  Use Repsol assets responsibly and appropriately.

•                  Respect the copyrights, trademarks and license agreements of others when dealing with printed or electronic materials, software or other media content.

Watch out for:

•                  Requests to borrow or use Company equipment without approval.

•                  Lack of control over access cards.

•                  Sharing passwords.

•                  Suspicious emails or links.

•                  Suspicious activity or unattended packages and report to Security personnel.

Sensitive Information and Intellectual Property

In the course of our work, many of us have access to confidential or proprietary information about the Company, our customers, business partners or other third parties. Each of us must be vigilant to safeguard our sensitive information as well as information that is entrusted to us by others, except when disclosure is authorized or legally mandated.

Many of us have access to company intellectual property. Such information must not be disclosed to anyone, including friends and family members, except when disclosure is authorized by Repsol or legally required. Intellectual property created on the job or with Company resources belongs to the Company and cannot be used for personal gain.

Make sure you:

•                  Are aware of the classification level of the information you manage in order to apply the appropriate security measures to safeguard its confidentiality.

•                  Respect all patents, trademarks, copyrights, proprietary information or trade secrets, as well as the confidentiality of anyone with whom we do business.

•                  Keep highly confidential and confidential information secure, limit access only to those who have a “‘need to know’” and use only for permitted purposes.

•                  Never try to induce other people to breach confidentiality obligations they owe to third parties.

Sensitive information includes, but is not limited to:

•                  Business and strategic plans;

•                  Plans related to potential/actual acquisitions, mergers and/or business dispositions and closures;

•                  Financial information;

•                  Intellectual property, “know how” and inventions;

•                  Sales and marketing data;

•                  Corporate intelligence data;

•                  Technology, operations, research and technical data;

•                  Manufacturing techniques and processes;

•                  Employee files, compensation data, and other employee personal information;

•                  Third party information and records (i.e. vendors, suppliers, etc.) given to us in confidence; and

•                  Non-public information (including that of customers and business partners) gained through work.

Watch out for:

•                  Storing sensitive information in unencrypted devices, like USB Keys, which can easily get lost.

•                  Unintentional exposure of sensitive information in public settings such as during phone calls or while working on your laptop.

•                  The loss of control of personally identifiable information. When sending personal information to third parties, make sure that the transmissions are for legitimate business reasons and that they comply with local law.

Our obligation to protect sensitive information acquired while working for Repsol extends even after our employment at the Company ends.

Acquiring Business Intelligence

We obtain competitive information only through legal means and never through misrepresentation, or through any behavior that could be construed as “espionage,” or “spying”.

Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited.

Any information obtained from third parties, including information about the competition, will always be obtained and used in a strictly legal manner.

Creating and Managing Our Business Records

Business partners, government officials, the public and other stakeholders need to be able to rely on the accuracy and completeness of our disclosures and business records. Accurate information is also essential within the Company so that we can make informed decisions and comply with relevant laws respecting disclosure obligations.

Our books and records must accurately and fairly reflect our transactions in reasonable detail and in accordance with our accounting practices and policies. Some personnel have special responsibilities in this area, but all of us contribute to the process of recording business results and maintaining records.

Each of us is responsible for helping to ensure the information we record is accurate, timely and complete, and maintained in a manner that is consistent with our system of internal controls.

Make sure you:

•                  Create business records that accurately reflect the truth of the underlying event or transaction. Be guided by the principles of transparency and truthfulness.

•                  Write carefully and clearly in all your business communications, including emails. Write with the understanding that someday the records may become public documents.

•                  Never issue incorrect or inexact information, or information which could confuse the person who receives it.

•                  Never destroy documents in response to or in anticipation of an investigation or audit.

•                  Contact Legal if there is any doubt about the appropriateness of record destruction.

Watch out for:

•                  Financial entries that are not clear and complete or hide or disguise the true nature of any transaction.

•                  Undisclosed or unrecorded funds, assets or liabilities.

•                  Improper destruction of documents.

Our Responsibilities in the Marketplace

Antitrust and Fair Competition

We believe in free and open competition and never engage in improper practices that may limit competition. We never look to gain competitive advantages through unethical or illegal business practices.

Antitrust laws are complex and compliance requirements can vary depending on the circumstances, but in general, the following activities are examples of red flags and should be avoided and if detected, reported to Legal:

•                              Sharing the Company’s competitively sensitive information with a competitor of the Company.

•                              Sharing inside information of business partners or other third parties with their competitors.

•                              Attempting to obtain non-public information about competitors from new hires or candidates for employment.

Make sure you:

•                  Do not enter into agreements or understandings with competitors or counterparties to engage in any anti-competitive behavior, including, among others, setting prices or dividing up customers, suppliers or markets.

•                  Do not engage in conversations with competitors about competitively sensitive information.

Watch out for:

•                  COLLUSION — when companies secretly communicate or agree on how they will compete. This could include agreements or exchanges of information on pricing, terms, wages or allocations of markets.

•                  BID-RIGGING — when competitors or service providers manipulate bidding so that fair competition is limited. This may include comparing bids, agreeing to refrain from bidding or knowingly submitting noncompetitive bids.

•                  TYING — when a company with market power forces customers to agree to services or products that they do not want or need.

•                  PREDATORY PRICING — when a company with market power sells a service below cost so as to eliminate or harm a competitor, intending to recover the loss of revenue later by raising prices after the competitor has been eliminated or harmed.

Insider Trading

In the course of business, we may learn highly confidential information about Repsol or other publicly traded companies. Trading securities and/or other underlying instruments while aware of material nonpublic information, or disclosing such information to others who then trade (“tipping”), is prohibited by various laws and can have serious consequences.

Examples of such information include unpublished financial results, capital increases and potential mergers or acquisitions.

If you have any questions as to whether information is material or has been released to the public, consult with Corporate Governance Affairs.

Make sure you:

•                  Do not buy or sell securities of Repsol or any other company and/or other underlying instruments when you have material nonpublic information about that company.

•                  Do not communicate such material nonpublic information to other people.

Watch out for:

•                  Requests by friends or family for information about Repsol or about companies that we do business with. Even casual conversations could be viewed as illegal “tipping” of inside information.

•                  TIPPING - Giving this information to anyone else who might make an investment decision based on your inside information is considered “tipping” and is against the law regardless of whether you benefit from the outcome of their trading. Be very careful with this type of information and make sure you do not share it with anyone, either on purpose or by accident.

Communicating with the Public and Media

The Company needs a consistent and accurate voice when making disclosures or providing information to the public. It is important that only authorized persons speak on behalf of Repsol as set out in Company policies.

We are committed to honest, professional and legal communications to business partners and the public. In all disclosures maintain the highest standards of ethics, objectivity and transparency.

Inquiries from investors and financial analysts should be referred to Investor Relations. Inquiries from the media should be referred to the Communication Division.

Make sure you:

•                  Never speak to reporters — even if asked to speak “off the record”— unless you are authorized to do so. If reached by the media, redirect them to the division responsible for media relations.

•                  Never give the impression that you are speaking on behalf of the Company in any personal communication, including speeches and presentations or social media, unless you are authorized to do so.

Watch out for:

•                  Any suggestion you speak for the Company in your personal communications, including in emails, blogs, message boards and social networking sites.

•                  Temptations to use your Company title or affiliation outside of work — such as in charitable or community work — without making it clear that it is for identification only and that you are not representing the Company.

•                  Sharing confidential information with journalists with whom you have a personal relationship.

Using Social Media

We need to be careful when writing communications that might be published online. If you participate in online forums, blogs, newsgroups, chat rooms or bulletin boards, before you hit the ‘send’ button, think carefully.

When using social media:

•                  If you identify yourself as working for Repsol, do it in a responsible and prudent way and be sure that your comments and opinions are provided in your personal capacity. On the internet you could be considered as a Company’s spokesman simply because you work at Repsol.

•                  Never comment on Company information such as the Company’s current or future business performance or business plans.

•                  Be fair and courteous, and never post content that may be viewed as malicious, obscene, harassing, defamatory or discriminatory.

•                  If you read an on line comment about Repsol that you believe is wrong or harmful to our reputation, do not respond. Instead, contact the division responsible for media relations so that appropriate steps can be taken.

Our Responsibilities as Corporate Citizens

Human Rights

In addition to meeting the requirements of local laws, Repsol is committed to respecting internationally recognized human rights, which include the rights set forth in the International Bill of Human Rights, and the principles concerning fundamental rights in the eight International Labour Organization (ILO) core conventions as set out in the Declaration on Fundamental Principles and Rights at Work.

Furthermore, we are committed to respecting the human rights of persons belonging to groups or populations which may be more vulnerable, everywhere we operate. This includes: indigenous people; national, ethnic, linguistic, or religious minorities; children, elderly, disabled persons; and refugees, displaced people and migrant workers as well as their families.

Community Relations

We strive for strong and enduring relationships with the local communities where the Company operates based on recognition, trust, mutual respect and shared value through proactive engagement and responsible and transparent management of social impacts and opportunities. Cultural diversity and local customs are recognized and respected.

From the start of our activities, and as soon as possible in the planning of projects, we will establish channels to enable local communities to communicate their concerns to the Company.

Non-governmental organizations often have an interest in what we do as a Company. It is in our mutual benefit to cooperate with one another.

Repsol is committed to supporting the social and economic development of the communities where we operate in a sustainable way. All community investment projects must comply with the Company’s policies.

Make sure you:

•                  Engage with communities in a timely, honest and culturally appropriate manner.

•                  Obtain approvals as required before making any contribution on behalf of the Company.

•                  Ensure contributions are made to reputable organizations.

•                  Ensure contributions are made based on objective criteria and are recorded accurately in the Company’s books and records.

•                  Ensure that your personal support of charitable causes is not viewed as that of the Company.

•                  Conduct business activities in a manner that promotes and respects human rights.

Watch out for:

•                  Any indication that the Company or our business partners are not living up to our commitments to human rights and corporate social responsibility.

•                  Possible conflicts of interest that could arise through our social investment projects and donations.

•                  Requests from business partners to give donations or to invest in community development projects. These requests must be approved as part of the Company process, like all other contributions.

Environmental Stewardship

We will do our best to prevent our actions from damaging the environment. We are committed to working with our customers, business partners, suppliers and other stakeholders to strengthen environmental stewardship and responsibility and we strive to implement industry environmental best practices whenever practical.

We expect personnel to continuously work to improve our environmental performance through monitoring, pollution prevention, waste minimization, water and energy efficiency, effective use of raw materials and by paying maximum attention to the efficient use of resources in all phases of the lifecycle, from business development to abandonment.

Make sure you:

•                  Take into account the risk in our operations that can damage the environment.

•                  Identify and communicate any suspicious fact that affects the environment.

Political Activities and Contributions

Repsol will not make any political contributions in cash or in kind.

Institutional contributions may be permissible in cases where the amount is in line with Repsol’s internal policies and regulations as well as the legislation and regulations of the host country and/or province or state. Any institutional contribution must obtain approvals as required.

We recognize the right of personnel to exercise freedom of expression, and to participate in political activities, provided these activities do not interfere with job-related performance or create a conflict of interest.

Key definitions — Political contributions, Institutional contributions

Political contributions include any financial or in-kind support given directly or indirectly to political parties, their elected representatives or persons seeking political office. Indirect political contributions are those made to intermediary organizations linked or supporting particular political parties or causes.

Institutional contributions are payments, monetary or in kind, made to institutions on behalf of Repsol that are outside of the scope of the definition of political contributions. In certain cases, these institutions may have a separate direct or indirect relationship to a political party and/or candidate, but never serve political purposes.

Make sure you:

•                  If you choose to participate in political activities, you must do so on your personal time and at your own expense.

•                  Ensure that personal political views and activities are not viewed as those of Repsol.

•                  Do not use our resources or facilities to support personal political activities.

Watch out for:

•                  PRESSURE — Never apply direct or indirect pressure on another employee to contribute to, support or oppose any political candidate or party.

•                  IMPROPER INFLUENCE — We must avoid even the appearance that we are making political or any other type of contributions in order to gain favor or in an attempt to exert improper influence.

•                  CONFLICTS OF INTEREST - Holding or campaigning for political office must not create, or appear to create, a conflict of interest with our duties.

Lobbying

Repsol’s personnel who interact with government and political stakeholders must know and comply with applicable laws, reporting requirements and corporate processes, which govern lobbying. Only personnel designated by the Company are allowed to engage in lobbying activities on Repsol’s behalf and must be registered to lobby where it is required by law. Any lobbying must meet the regulatory requirements issued by the authorities having jurisdiction in each particular country, state, province or region.

Key definitions: Lobbying

Planned communication of predominantly informative or advocacy content from the Company to the government, exercised directly by Repsol or through a third party. The purpose of these communications is to convey the Company’s position in any public decision-making processes that could affect Repsol.

These communications are to convey an image of the Company based on the credibility of the information in order to advance a regulatory and social environment that is favorable to the interests of the Company. This activity is always carried out within the bounds of the law and in full respect of it.

Make sure you:

•                  Do not engage in any lobbying activities on Company’s behalf without prior authorization. Your communications —even informal- may be subject to public disclosure or publication, at the request of the authorities including the judiciary branch, our competitors and/or media.

Anti-Bribery and Corruption

All countries prohibit the bribery of their own public officials and many also prohibit the bribery of officials of foreign countries. Our policy goes beyond these laws and prohibits improper payments in all of our activities, both with governmental entities and in the private sector.

We do not pay bribes or kickbacks, at any time for any reason. This applies equally to any person or firm who represents the Company.

Key definitions - bribery, corruption and facilitation payments

Bribery means giving or receiving undue reward (or offering to do so) to influence the behavior of someone in government or business in order to obtain business or financial or commercial advantage.

Corruption is the abuse of an entrusted power for private gain.

Facilitation payments are typically small payments to a low-level government official that are intended to encourage the official to perform his responsibilities. Such payments are illegal under the laws of many countries, and are against our policy.

It is especially important that we carefully monitor third parties acting on our behalf. We must always be sure to perform due diligence and know our business partners, and all those through whom we conduct our business. We must know who they are and what they are doing on our behalf. Third parties must understand that they are required to operate in strict compliance with our standards and to maintain accurate records of all transactions.

If you are ever offered or asked for a bribe

Our on-the-spot reaction to requests for improper payments is critically important and must demonstrate our unequivocal commitment to the law and our policies. To that end, all personnel must remember:

•                  If you hear rumors of improper payments, report them immediately to the Repsol Ethics and Conduct Channel.

•                  If you receive a request for an improper payment, you must:

•                  Refuse to make the payment and explain that Repsol does not make such payments.

•                  Instruct any involved third parties that they are not authorized to make the payment on Repsol’s behalf, and explain that Repsol will immediately terminate its business relationship with them if the payment is made.

•                  Make it clear that your refusals are absolute, and do not come with a “wink and a nod.”

•                  Consult immediately with Legal regarding next steps.

Make sure you:

•                  Never give anything of value inconsistent with local laws and regulations to any governmental official. If you are not sure what the local laws are, the safest course of action is to not give anything of value.

•                  Understand the standards set forth under anti-bribery laws which apply to your role at Repsol.

•                  Accurately and completely record all payments to third parties.

•                  Do not make a “facilitation payment” as such may be defined by the applicable laws of your jurisdiction.

Watch out for:

•                  Violations of anti-bribery laws by our business partners.

•                  Agents who do not wish to have all terms of their engagement with Repsol clearly documented in writing.

Global Trade

We honor the trade, import and export control laws of all countries in which we operate.

Trade requirements often change and laws in certain regions may conflict. To avoid problems, consult Legal as early as possible about local laws.

Dealing with ‘sanctioned’ countries and individuals

Sanctions are a commonly used tool to ensure international respect for the Rule of Law. Sanctions may be issued against certain countries, individuals or entities by the UN, EU and USA in a multilateral approach as well as by countries unilaterally.

Compliance with these laws, regulations and policies pertaining to trade and economic sanctions can be especially complicated, but failure to comply can have serious consequences both for the Company and personnel individually.

Make sure you:

•                  Obtain all necessary licenses before the export or re-export of products, services or technology.

•                  Are aware of and comply with the laws of the countries where you perform activity, as well as the international regulations applicable to said activity, including regulations regarding international sanctions or restrictive measures, export or import control and dual use goods. Remember that the international sanctions not only apply to Repsol, but also to individuals.

•                  Report complete, accurate, and detailed information regarding every imported product, including its places of manufacture and its full cost.

Watch out for:

•                  Transferring technical data and technology to someone in another country, such as through e-mail, conversations, meetings and database access. This restriction applies to sharing information with co-workers, as well as non-employees.

•                  Transporting Company assets that contain certain technology.

Anti-Money Laundering

Money laundering is a global problem with far-reaching and serious consequences. It is defined as the process of converting illegal proceeds so that funds are made to appear legitimate, and is not limited to cash transactions. Involvement in such activities undermines our integrity, damages our reputation and can expose Repsol and individuals to severe sanctions.

Make sure you:

•                  Report any suspicious financial transactions and activities to Legal and Tax and, if required, also report to appropriate government agencies. Bear in mind that Repsol is committed to collaborate with the relevant Tax Authorities to detect and find solutions to fraudulent tax practices that may be occurring in the markets in which it is present

•                  Comply with all applicable anti-money laundering and anti-terrorism requirements.

Watch out for:

•                  Cash payments which appear to be unusual considering the nature of the transaction, payments made by bearer checks, and payments made in currencies other than those specified in the contract or agreement, or in the invoice;

•                  Payments made to or by third persons not mentioned in the contract or agreement;

•                  Payments or debits in an account which is not the usual account, or when the destination of the transferred funds is not known;

•                  Payments to persons or entities resident in tax havens, or to bank accounts open at bank branches located in tax havens;

•                  Payments to entities where due to their legal system it is not possible to identify their stakeholders or end beneficiaries;

•                  Extraordinary payments not provided for in the agreements or contracts;

•                  Payments expedited by use of emergency procedures.

When in doubt or if any cases of irregular payments or money laundering are observed, the personnel should inform their direct supervisors or Legal.

Waivers

Any waiver of the application or breach of this Code must be approved by the Board of Directors in accordance with applicable law and promptly disclosed to the extent required by law, regulations or listing standards.